Exhibit 99.3

PRESS RELEASE

Affimed Reports Second Quarter 2023 Financial Results and Highlights

Operational Progress

●	AFM13 combination with AB-101 NK cells (LuminICE-203): On track to report initial efficacy and safety data in the first half 2024; Type C meeting request submitted to FDA to clarify requirements for accelerated approval.
●	AFM24 monotherapy: Clinical activity in 7 out of 15 heavily pretreated patients with EGFRmut non-small cell lung cancer (NSCLC), including 2 confirmed partial responses.
●	AFM24 combinations: Affimed plans to report data from the combination with atezolizumab in the fourth quarter 2023; data from combination study with SNK01 were presented at ASCO Breakthrough.
●	AFM28: Cleared second dose cohort without dose limiting toxicities in phase 1 dose escalation study in patients with CD123-positive relapsed/refractory (r/r) acute myeloid leukemia (AML); enrolling patients in third cohort.
●	Cash runway into 2025: As of June 30, 2023, cash and cash equivalents were €120.1 million.

Heidelberg, Germany, August 10, 2023 – Affimed N.V. (Nasdaq: AFMD) (“Affimed” or the “Company”), a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer, today reported financial results and provided an update on clinical and corporate progress for the second quarter of 2023.

“Affimed continues to make important progress across all three of our clinical assets, setting the stage for a catalyst-rich next 12 months,” said Dr. Adi Hoess, CEO of Affimed. “This includes data in the first half of 2024 from the LuminICE-203 trial of AFM13 which builds upon our unprecedented proof of concept data. For AFM24, we plan to present data later this year from the combination with atezolizumab. Finally, we are rapidly advancing our phase 1 study for AFM28 towards what we believe could be therapeutic dose levels.”

Program Updates

AFM13 (CD30/CD16A)

●	Investigational new drug (IND) application cleared by FDA for LuminICE-203, a phase 2 clinical study to investigate AFM13 in combination with Artiva’s AB-101 natural killer (NK) cells. LuminICE-203 will investigate the combination therapy of AFM13 and AB-101 in patients with r/r classical Hodgkin lymphoma (HL). The study will also include a cohort of 20 r/r PTCL patients. Affimed is in the final stages of site activation and expects to have the first sites open in September/October. The Company is on track to report initial data in the first half of 2024.

●	Type C meeting request submitted to FDA to further discuss the requirements for an accelerated approval based on the LuminICE-203 study. Affimed expects to gain further insight from the agency on the requirements for a registration application in the U.S. Based on FDA guidelines, Affimed expects the meeting to be held in the fourth quarter of 2023.

●	Preclinical data presented at the International Conference on Malignant Lymphoma showed that AFM13 binds homogeneously to thawed AB-101, guiding NK cells to CD30-positive tumor cells, and boosting AB-101's cytotoxic activity against these cells. This effect was accompanied by increased functional activation of AB-101, evidenced by degranulation and IFN-γ production. Furthermore, tumor growth control was achieved by combining AFM13 with AB-101 in a mouse xenograft model.

●	AFM13-203 (LuminICE-203) will build on data generated from the Company’s AFM13-104 study which demonstrated the promise of AFM13 in combination with cord blood-derived NK (cbNK) cells for the treatment of r/r HL and non-Hodgkin lymphoma (NHL) patients. Data from the study, presented at the American Society of Hematology 2022 annual meeting, demonstrated a 94% objective response rate (ORR) and a complete response rate (CR) rate of 71% in 35 heavily pre-treated CD30-positive HL and Non-Hodgkin lymphoma (NHL) patients treated at the recommended phase 2 dose (RP2D). 63% of patients (n=24) treated at the RP2D with at least 6 months of follow-up after the initial infusion remained in CR for at least 6 months. In addition, the treatment was well tolerated with no cases of cytokine release syndrome, immune effector cell-associated neurotoxicity or graft versus host disease observed. A data update from the AFM13-104 study is expected at ASH in December, including a longer follow-up of patients.

AFM24 (EGFR/CD16A)

●	Presented clinical data from the ongoing AFM24 trials at the American Society of Clinical Oncology. Update from AFM24-101 phase 1/2 monotherapy study included 15 patients from the EGFR mutant NSCLC cohort showed AFM24 clinical activity in 7 out of 15 heavily pre-treated patients with tumor reductions, including 2 confirmed partial responses and 5 patients exhibiting stable disease. Based on the data, the Company decided to focus near-term development efforts on advancing AFM24 in combination with checkpoint inhibitors as part of its ongoing AFM24-102 study to further investigate the synergies between AFM24 and atezolizumab. As a result, enrollment in the monotherapy study and the combination of AFM24 with autologous NK cells will be terminated.

●	Enrollment ongoing for the Phase 1/2a combination study of AFM24 and atezolizumab, an anti-PD-L1 checkpoint inhibitor, in patients with advanced EGFR-expressing solid tumors. Expansion cohorts for AFM24-102 initiated during the first quarter 2023 and are actively enrolling patients with (1) EGFR-wildtype NSCLC (2) gastric /gastroesophageal junction adenocarcinoma and (3) a basket cohort evaluating pancreatic, hepatocellular, and biliary tract cancer. Based on the results from the monotherapy study, a fourth expansion cohort of patients with EGFR-mutant NSCLC has been added to the AFM24-102 study and is open for recruitment. Interim data from the first three cohorts is expected in the fourth quarter 2023.

●	Phase 1/2a combination data from the AFM24 and SNK01, NKGen Biotech’s ex vivo expanded and activated autologous NK cell therapy was recently presented at ASCO Breakthrough. In the study, seven patients with a mean number of five prior therapies received the combination of AFM24 and SNK01. No unexpected or dose-limiting toxicities were observed, and the PK properties of AFM24 were similar to AFM24 monotherapy. The best objective response was stable disease in three out of the seven patients, including patients with heavily pretreated microsatellite stable colorectal cancer (MSS CRC). This data forms the basis for a potential combination of AFM24 with an allogeneic, off-the-shelf NK cell product.

AFM28 (CD123/CD16A)

●	AFM28-101, a multi-center Phase 1 open label, dose escalation study of AFM28 monotherapy is treating patients with CD123-positive r/r AML. The second dose cohort was completed without any dose limiting toxicities. Currently, patients are being treated in the third dose cohort. Clinical development of AFM28 is planned as both single-agent and in combination with an allogeneic off-the-shelf NK cell product.

Partnerships and Collaborations

●	Affimed has completed its work on novel molecules for both Genentech and Affivant. Further development of these product candidates is at the discretion of the respective companies.

Potential Upcoming Milestones:

●	Follow-up data from AFM13-104 expected at ASH in December 2023
●	Based on FDA guidelines, Type C meeting for LuminICE-203 is expected in the fourth quarter 2023
●	Data from Phase 1/2a AFM24+atezolizumab combination study planned in the fourth quarter 2023
●	Further progress updates from AFM28-101 dose escalation expected in the second half 2023
●	Initial data readout from the LuminICE-203 study expected in the first half 2024

Second Quarter 2023 Financial Highlights

Affimed’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB). The consolidated financial statements are presented in Euros (€), the Company’s functional and presentation currency.

As of June 30, 2023 cash and cash equivalents totaled €120.1 million compared to €190.3 million on December 31, 2022. Based on our current operating plan and assumptions, we anticipate that our cash and cash equivalents will support operations into 2025.

Net cash used in operating activities for the quarter ended June 30, 2023 was €33.3 million compared to €26.5 million for the quarter ended June 30, 2022. Operating cash flow for the quarter ended June 30, 2023 was adversely impacted by a change in working capital of €7.5 million, primarily due to €4.3 million for changes in trade and other payables and €2.7 million for changes in other assets and prepaid expenses. The change in trade and other payables was driven primarily by payment of manufacturing costs for AFM13 and AFM24 that were expensed in prior periods, while the change in other assets and prepaid expenses was driven by €3.1 million of prepayments associated with the AFM13 LuminICE-203 trial, partially offset by the reduction in the amount of certain insurance prepayments.

Total revenue for the quarter ended June 30, 2023, was €1.4 million compared with €7.3 million for the quarter ended June 30, 2022. Revenue in 2022 and 2023 predominantly relates to the Roivant and Genentech collaborations.

Research and development expenses for the quarter ended June 30, increased by 21.3% from €20.8 million in 2022 to €25.3 million in 2023. The increase was primarily due to higher expenses associated with the development of the AFM13 and AFM24 programs, a result of an increase in procurement of clinical trial material, increased clinical trial costs and manufacturing costs and, an increase in costs associated with other early-stage programs and infrastructure.

General and administrative expenses decreased 25.1% from €8.4 million in the quarter ended June 30, 2022, to €6.3 million in the quarter ended June 30, 2023. The decrease was due to a decline in legal, consulting and insurance expenses, as well as share-based payment expenses.

Net finance income/costs for the quarter ended June 30, 2023 decreased from income of €2.3 million in the quarter ended June 30, 2022, to income of €0.0 million in the quarter ended June 30, 2023. Net finance income/costs are largely due to foreign exchange gains/losses related to assets denominated in U.S. dollars as a result of currency fluctuations between the U.S. dollar and Euro during the year.

Net loss for the quarter ended June 30, 2023, was €29.4 million, or €0.20 loss per common share compared with a net loss of €19.4 million, or €0.13 loss per common share, for the quarter ended June 30, 2022.

The weighted number of common shares outstanding for the for quarter ended June 30, 2023 was 149.3 million.

Additional information regarding these results will be included in the notes to the consolidated financial statements as of June 30, 2023, included in Affimed’s filings with the U.S. Securities and Exchange Commission (SEC).

Note on International Financial Reporting Standards (IFRS)

Affimed prepares and reports consolidated financial statements and financial information in accordance with IFRS as issued by the IASB. None of the financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles. Affimed maintains its books and records in Euro.

Conference Call and Webcast Information

Affimed will host a conference call and webcast on August 10, 2023, at 8:30 a.m. EDT / 14:30 CET to discuss second quarter 2023 financial results and corporate developments.

The conference call will be available via phone and webcast. The live audio webcast of the call will be available in the “Webcasts” section on the “Investors” page of the Affimed website at https://www.affimed.com/investors/webcasts-and-corporate-presentation/. To access the call by phone, please use link:

https://register.vevent.com/register/BI1a95f0d05ae14e099ffc1c7872731338, and you will be provided with dial-in details and a pin number.

Note: To avoid delays, we encourage participants to dial into the conference call 15 minutes ahead of the scheduled start time. A replay of the webcast will be accessible at the same link for 30 days following the call.

About Affimed N.V.

Affimed (Nasdaq: AFMD) is a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer by actualizing the untapped potential of the innate immune system. The Company’s proprietary ROCK® platform enables a tumor-targeted approach to recognize and kill a range of hematologic and solid tumors, enabling a broad pipeline of wholly-owned and partnered single agent and combination therapy programs. The ROCK® platform predictably generates customized innate cell engager (ICE®) molecules, which use patients’ immune cells to destroy tumor cells. This innovative approach enabled Affimed to become the first company with a clinical-stage ICE®. Headquartered in Heidelberg, Germany, with offices in New York, NY, Affimed is led by an experienced team of biotechnology and pharmaceutical leaders united by a bold vision to stop cancer from ever derailing patients’ lives. For more about the Company’s people, pipeline and partners, please visit: www.affimed.com.

Forward-Looking Statement

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements appear in a number of places throughout this release and include statements regarding the Company’s intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the potential of AFM13, AFM24, AFM28 and the Company’s other product candidates, the value of its ROCK® platform, its ongoing and planned preclinical development and clinical trials, its collaborations and development of its products in combination with other therapies, the timing of and its ability to make regulatory filings and obtain and maintain regulatory approvals for its product candidates, its intellectual property position, its collaboration activities, its ability to develop commercial functions, clinical trial data, its results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which it operates, the macroeconomic trends that may affect the industry or the Company, such as the instability in the banking sector experienced in the first quarter of 2023, impacts of the COVID-19 pandemic, the benefits to Affimed of orphan drug designation, the impact on its business by political events, war, terrorism, business interruptions and other geopolitical events and uncertainties, such as the Russia-Ukraine conflict, the fact that the current clinical data of AFM13 in combination with NK cell therapy is based on AFM13 precomplexed with fresh allogeneic cord blood-derived NK cells from The University of Texas MD Anderson Cancer Center, as opposed to Artiva’s AB-101 and other uncertainties and factors described under the heading “Risk Factors” in Affimed’s filings with the SEC. Given these risks, uncertainties, and other factors, you should not place undue reliance on these forward-looking statements, and the Company assumes no obligation to update these forward-looking statements, even if new information becomes available in the future.

Investor Relations Contact

Alexander Fudukidis

Director, Investor Relations

E-Mail: a.fudukidis@affimed.com

Tel.: +1 (917) 436-8102

Affimed N.V.

Unaudited consolidated interim statements of comprehensive loss

(in € thousand)

	For the three months ended		For the six months ended
	June 30		June 30
	2023	2022	2023	2022
Revenue	1,390	7,301	5,900	15,307

Other income – net	717	240	1,127	524
Research and development expenses	(25,273)	(20,829)	(54,804)	(39,208)
General and administrative expenses	(6,276)	(8,374)	(13,126)	(15,419)

Operating loss	(29,442)	(21,662)	(60,903)	(38,796)

Finance income / (costs) – net	47	2,253	(472)	2,724

Loss before tax	(29,395)	(19,409)	(61,375)	(36,072)

Income taxes	0	0	(3)	(2)

Loss for the period	(29,395)	(19,409)	(61,378)	(36,074)

Other comprehensive loss
Items that will not be reclassified to profit or loss
Equity investments at fair value OCI – net change in fair value	0	(599)	0	(6,773)

Other comprehensive loss	0	(599)	0	(6,773)

Total comprehensive loss	(29,395)	(20,008)	(61,378)	(42,847)

Basic and diluted loss per share in € per share (undiluted = diluted)	(0.20)	(0.13)	(0.41)	(0.27)
Weighted number of common shares outstanding	149,339,335	147,326,291	149,339,335	135,385,254

Affimed N.V.

Consolidated interim statements of financial position

(in € thousand)

	June 30, 2023
	(unaudited)	December 31, 2022
ASSETS
Non-current assets
Intangible assets	46	58
Leasehold improvements and equipment	3,518	3,823
Right-of-use assets	311	561
	3,875	4,442
Current assets

Cash and cash equivalents	120,056	190,286
Trade and other receivables	2,154	2,697
Inventories	694	628
Other assets and prepaid expenses	7,932	2,459
	130,836	196,070

TOTAL ASSETS	134,711	200,512

EQUITY AND LIABILITIES
Equity
Issued capital	1,493	1,493
Capital reserves	590,232	582,843
Fair value reserves	(1,231)	(1,231)
Accumulated deficit	(491,568)	(430,190)
Total equity	98,926	152,915

Non current liabilities

Borrowings	9,000	11,687
Contract liabilities	774	1,083
Lease liabilities	123	176
Total non-current liabilities	9,897	12,946

Current liabilities

Trade and other payables	15,810	19,077
Borrowings	5,923	5,930
Lease liabilities	200	396
Contract liabilities	3,955	9,248
Total current liabilities	25,888	34,651

TOTAL EQUITY AND LIABILITIES	134,711	200,512

Affimed N.V.

Unaudited consolidated interim statements of cash flows

(in € thousand)

	For the six months ended
	June 30
	2023	2022
Cash flow from operating activities
Loss for the period	(61,378)	(36,074)
Adjustments for the period:
- Income taxes	3	2
- Depreciation and amortization	577	703
- Share-based payments	7,389	9,872
- Finance income / (costs) – net	472	(2,724)
	(52,937)	(28,221)
Change in trade and other receivables	543	(715)
Change in inventories	(66)	(150)
Change in other assets and prepaid expenses	(5,473)	(3,873)
Change in trade, other payables, provisions and contract liabilities	(8,867)	(21,372)
	(66,800)	(54,331)
Interest received	924	82
Paid interest	(695)	(653)
Paid income tax	(3)	(2)
Net cash used in operating activities	(66,574)	(54,904)

Cash flow from investing activities
Purchase of leasehold improvements and equipment	(11)	(194)
Cash received from the sale of financial assets	0	1,518
Net cash used for investing activities	(11)	1,324

Cash flow from financing activities
Proceeds from issue of common shares, including exercise of share-based payment awards	0	95,907
Transaction costs related to issue of common shares	0	(5,894)
Repayment of lease liabilities	(249)	(352)
Repayment of borrowings	(2,965)	(47)
Net cash used for financing activities	(3,214)	89,614

Exchange rate related changes of cash and cash equivalents	(431)	3,568
Net changes to cash and cash equivalents	(69,799)	36,034
Cash and cash equivalents at the beginning of the period	190,286	197,630
Cash and cash equivalents at the end of the period	120,056	237,232

Affimed N.V.

Unaudited consolidated interim statements of changes in equity

(in € thousand)

	Issued	Capital	Fair Value	Accumulated	Total
	capital	reserves	reserves	deficit	equity
Balance as of January 1, 2022	1,234	474,087	(5,973)	(333,397)	135,951
Issue of common shares	259	89,484			89,743
Exercise of share-based payment awards		101			101
Equity-settled share-based payment awards		9,872			9,872
Transfer of cumulative loss on sale of financial assets			2,819	(2,819)	0
Loss for the period				(36,074)	(36,074)
Other comprehensive loss			(6,773)		(6,773)

Balance as of June 30, 2022	1,493	573,544	(9,927)	(372,290)	192,820

Balance as of January 1, 2023	1,493	582,843	(1,231)	(430,190)	152,915
Equity-settled share-based payment awards		7,389			7,389
Loss for the period				(61,378)	(61,378)
Balance as of June 30, 2023	1,493	590,232	(1,231)	(491,568)	98,926